SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 18)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

10 Memorial Boulevard, Suite 902

Providence, RI 02903

(401) 490-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,077,796 shares of Common Stock
	8	SHARED VOTING POWER 10,550,072 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,077,796 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 10,550,072 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,630,219 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,805,680 shares of Common Stock
	8	SHARED VOTING POWER 8,098,803 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,805,680 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,098,803 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,904,483 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 12 Pages

This Amendment No. 18 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012, as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, and as amended by a Schedule 13D/A on March 26, 2014. This Amendment is being filed to reflect the entrance by Landon T. Clay and Thomas M. Clay into a Voting and Support Agreement as of June 8, 2014, along with Harris Clay and Jonathan Clay. Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”) are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

(a)	This statement is being filed by Landon T. Clay, Thomas M. Clay and the 2009 Irrevocable Trust as Reporting Persons. Thomas M. Clay is a member of the Board of Directors of Golden Queen.

(b)	Each of the Reporting Persons’ business address is East Hill Management Company, LLC, 10 Memorial Boulevard, Suite 902, Providence, RI 02903.

(c)	Landon T. Clay is the Managing Member and Thomas M. Clay is Vice-President of East Hill Management Company, LLC. The address of East Hill Management Company, LLC is 10 Memorial Boulevard, Suite 902, Providence, RI 02930.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 12 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift.

Landon T. Clay Purchase

On July 14, 2009, Landon T. Clay purchased an aggregate of 1,200,000 shares of Common Stock of Golden Queen pursuant to a private placement of shares for a total purchase price of $780,000 CAD.

Thomas M. Clay

Between 1997 and 2013, Thomas M. Clay received an aggregate of 1,505,680 shares of Golden Queen through various gifts from family trusts and family members and through a distribution from a mutual fund.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock of Golden Queen at an exercise price of $0.26 CAD per share (the “Options”). Such Options are exercisable at any time and would have expired on January 28, 2014. On October 28, 2013, Thomas M. Clay exercised the Options in full.

Arctic Coast

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Arctic Coast owns an aggregate of 807,250 shares of Common Stock of Golden Queen. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “April 2009 Irrevocable Trust”). Thomas M. Clay and Harris Clay, are the trustees of the April 2009 Irrevocable Trust. The transfer was made as a gift to the Irrevocable Trust without payment or receipt of any consideration by Landon T. Clay or the Irrevocable Trust. Thomas M. Clay is a director of Arctic Coast.

Winter Place

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Messrs. Clay has a partnership interest, purchased an aggregate of 10,000 shares of Golden Queen. Each of Messrs. Clay disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 12 Pages

2011-2 GRAT and 2012-1 GRAT

On October 12, 2011, Landon T. Clay transferred an aggregate of 3,524,268 shares of Common Stock of Golden Queen into the Landon T. Clay 2011-2 Annuity Trust u/a dated October 12, 2011 (the “2011-2 GRAT”). Thomas M. Clay was the sole trustee under the 2011-2 GRAT. The transfer was made as a gift to the 2011-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2011-2 GRAT. On October 24, 2012, Thomas M. Clay, as Trustee of the 2011-2 GRAT authorized the transfer of 1,966,651 shares of Golden Queen from the 2011-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2011-2 GRAT.

On July 12, 2012, Landon T. Clay transferred an aggregate of 3,362,241 shares of Common Stock of Golden Queen into the Landon T. Clay Annuity Trust u/a dated July 12, 2012 (the “2012-1 GRAT”). Thomas M. Clay is the sole trustee under the 2012-1 GRAT. The transfer was made as a gift to the 2012-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2012-1 GRAT.

On March 21, 2013, Thomas M. Clay as Trustee of the 2011-2 GRAT and the 2012-1 GRAT authorized the transfer of an aggregate of 4,919,858 shares from the GRATS to Landon T. Clay in exchange for cash in the amount of $10,085,708.90. Under the terms of each of the 2011-2 GRAT and the 2012-1 GRAT, Landon T. Clay, as the grantor of the GRATS exercised his right to substitute property of equivalent value, valued on the date of substitution, in each of the GRATS.

2013-2 GRAT

On March 26, 2013, Landon T. Clay transferred an aggregate of 6,886,509 shares of Common Stock of Golden Queen into the Landon T. Clay 2013-2 Annuity Trust u/a March 26, 2013 (the “2013-2 GRAT”). Thomas M. Clay is the sole trustee under the 2013-2 GRAT. The transfer was made as a gift to the 2013-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2013-2 GRAT.

On April 23, 2013, Thomas M. Clay as Trustee of the 2013-2 GRAT authorized the transfer of an aggregate of 6,886,509 shares from the 2013-2 GRAT to Landon T. Clay in exchange for cash in the amount of $6,848,633.20. Under the terms of the 2013-2 GRAT, Landon T. Clay, as the grantor of the GRAT exercised his right to substitute property of equivalent value, valued on the date of substitution, in the GRAT.

2013-3 GRAT

On April 30, 2013, Landon T. Clay transferred an aggregate of 6,886,509 shares of Common Stock of Golden Queen into the Landon T. Clay 2013-3 Annuity Trust u/a dated April 30, 2013 (the “2013-3 GRAT”). Thomas M. Clay is the sole trustee under the 2013-3 GRAT. The transfer was made as a gift to the 2013-3 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2013-3 GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 12 Pages

On December 2, 2013, Thomas M. Clay as Trustee of the 2013-3 GRAT authorized the transfer of an aggregate of 6,886,509 shares from the 2013-3 GRAT to Landon T. Clay in exchange for cash in the amount of $5,416,721.38. Under the terms of the 2013-3 GRAT, Landon T. Clay, as the grantor of the GRAT exercised his right to substitute property of equivalent value, valued on the date of substitution, in the GRAT.

2013-4 GRAT

On July 26, 2013, the Landon T. Clay 2013-4 Annuity Trust u/a dated June 17, 2013 (the “2013-4 GRAT”) acquired a convertible debenture in the amount of $7,500,000 CAD from the Issuer (the “Debenture”). Thomas M. Clay is the sole trustee under the 2013-4 GRAT. The Debenture is unsecured and bears interest at 2% per annum payable annually. Such Debenture is convertible into shares of Golden Queen Common Stock at a conversion rate of $1.03 CAD per share for a period of two years. The Debenture expires on July 26, 2015 (the “Maturity Date”). The Debenture is currently exercisable and if converted within the next sixty (60) days it would convert into 7,281,553 shares of the Issuer’s Common Stock. If the Debenture has not been converted by the 2013-4 GRAT prior to the Maturity Date, the Issuer or the 2013-4 GRAT may convert the Debenture at the lower of $1.03 CAD or the market price as at the Maturity Date.

2013-6 GRAT

On December 9, 2013, Landon T. Clay transferred an aggregate of 6,886,509 shares of Common Stock of Golden Queen into the Landon T. Clay 2013-6 Annuity Trust u/a dated December 9, 2013 (the “2013-6 GRAT”). Thomas M. Clay is the sole trustee under the 2013-6 GRAT. The transfer was made as a gift to the 2013-6 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2013-6 GRAT.

On March 26, 2014, Thomas M. Clay as Trustee of the 2013-6 GRAT authorized the transfer of an aggregate of 6,886,509 shares from the 2013-6 GRAT to Landon T. Clay in exchange for cash in the amount of $11,338,168.79. Under the terms of the 2013-6 GRAT, Landon T. Clay, as the grantor of the GRAT exercised his right to substitute property of equivalent value, valued on the date of substitution, in the GRAT.

2009 Irrevocable Trust

On February 7, 2012 and on April 24, 2012, an aggregate of 10,160,510 shares of Golden Queen beneficially held by Landon T. Clay were transferred to the 2009 Irrevocable Trust. Thomas M. Clay is a trustee of the 2009 Irrevocable Trust. On March 26, 2014, Thomas M. Clay as Trustee of the 2009 Irrevocable Trust authorized the transfer of an aggregate of 10,160,510 shares from the 2009 Irrevocable Trust to Landon T. Clay in exchange for cash in the amount of $16,728,588.20. Under the terms of the 2009 Irrevocable Trust, Landon T. Clay, as the donor of the trust exercised his right to substitute property of equivalent value, valued on the date of substitution, in the trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 12 Pages

Item 4. Purpose of this Transaction.

All of the shares of Golden Queen Common Stock beneficially owned by Landon T. Clay and Thomas M. Clay and reported in this Amendment were acquired for investment purposes.

On June 8, 2014, Golden Queen, Gauss Holdings LLC (“Gauss Holdings”), Auvergne, LLC (“Auvergne”), Gauss LLC (“Gauss”) and Golden Queen Mining Company, Inc. (“Golden Queen CA”) entered into a Transaction Agreement (the “Transaction Agreement”) pursuant to which Golden Queen CA will issue to Gauss membership interests representing 50% membership interests in Gauss for a purchase price of $110,000,000 in connection with several transactions, including the formation of a joint venture and proposed rights offering by Golden Queen. The members of Gauss are Auvergne and Gauss Holdings. The members of Auvergne are the 2009 Irrevocable Trust and Harris Clay. Thomas Clay is the manager of Auvergne.

Also on June 8, 2014, Auvergne, Gauss Holdings and Golden Queen entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) pursuant to which Auvergne and Gauss Holdings have agreed to purchase, upon the terms set forth in the Standby Purchase Agreement, any common shares which have not been acquired pursuant to the exercise of rights under the rights offering at a price per common share not to exceed $1.10, up to a maximum amount of $45 million in the aggregate. In consideration for entering into the Standby Purchase Agreement, Golden Queen will pay a standby guarantee fee to the Gauss members equal to $2.25 million in the aggregate on closing of the joint venture transaction.

Additionally, on June 8, 2014, Golden Queen, Auvergne and each of Thomas Clay, Landon Clay, Harris Clay and Jonathan Clay entered into the Registration Rights Agreement, pursuant to which the Messrs. Clay could require Golden Queen to, in accordance with the terms of the Registration Rights Agreement, register under and in accordance with the provisions of the Securities Act registrable securities owned by the Messrs. Clay, provided that (i) the aggregate gross proceeds expected to be received from the sale of the sale of the securities requested to be registered are at least US$5,000,000 based on the volume-weighted average price of the Common Shares during the 20-day period prior to such request or (ii) the Messrs. Clay are requesting to register all of the registrable securities owned by the Messrs. Clay at such time.

Further, in connection with the Transaction Agreement, each of Thomas Clay, Landon Clay, Harris Clay and Jonathan Clay entered into a Voting and Support Agreement, dated June 8, 2014 (the “Voting Agreement”), with Leucadia National Corporation (“Leucadia”) pursuant to which the Messrs. Clay have agreed to vote the 27,192,715 shares of Golden Queen Common Stock directly held by record by each of them for the transactions described in the Transaction Agreement and against any actions that, generally speaking, would impede such transactions. The Voting Agreement will terminate upon the earlier of the closing of the transactions contemplated by the Transaction Agreement, the termination of the Transaction Agreement or the mutual agreement of the parties to the Voting Agreement.

Item 5. Interest in Securities of the Issuer.

(a)	According to information provided by the Company, 99,778,680 shares of Golden Queen’s Common Stock were outstanding as of June 17, 2014.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 12 Pages

Landon T. Clay is the father of Thomas M. Clay.

Landon T. Clay may be deemed to beneficially own an aggregate of 27,630,219 shares of Golden Queen Common Stock which constitutes 25.8% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corp., (ii) 4,663 shares of Common Stock held by LTC Corp. Pension and Profit Sharing Plan, (iii) 807,250 shares held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 10,000 shares of Common Stock held by Winter Place Associates, (vi) an aggregate of 2,451,269 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”), (vii) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT and (viii) 17,047,019 shares directly owned by Landon T. Clay. Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by his spouse, Lavinia D. Clay, the shares held by Arctic Coast, and the shares held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

Thomas M. Clay may be deemed to beneficially own an aggregate of 9,904,483 shares of Golden Queen Common Stock which constitutes 9.3% of such class of securities. This total includes (i) 1,805,680 shares of Common Stock held directly by Thomas. M. Clay, (ii) 807,250 shares held by Arctic Coast (iv) 10,000 shares held by Winter Place Associates, and (v) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

(b)	Landon T. Clay has sole voting and dispositive power of 17,077,796 shares of Golden Queen Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,805,680 shares of Golden Queen Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 10,550,072 shares of Golden Queen Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 2,451,269 shares held by the Charitable Annuity Lead Trusts (iii) 10,000 shares held by Winter Place Associates and (iv) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay may be deemed to share voting and dispositive power over 8,089,803 shares of Golden Queen Common Stock which consists of (i) 807,250 shares held by Arctic Coast (ii) 10,000 shares held by Winter Place Associates and (iii) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 12 Pages

(c)	Other than the transactions disclosed in Item 3 above, to the knowledge of the Reporting Persons, no transaction in the class of securities reported have been effected during the past 60 days by any person.

(d)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Debenture is subject to a Private Placement Subscription Agreement dated as of July 24, 2013 and the terms of the Convertible Debenture issued thereunder on July 26, 2013.

Other than as described above and in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Reporting Persons or between the Reporting Persons and any other person.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014 (Filed herewith).

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

** Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2014	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

June 18, 2014	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

June 18, 2014	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee